Exhibit 6

Execution Version

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (the “Agreement”) is made as of August 18, 2014, among FC-GEN Operations Investment, LLC, a Delaware limited liability company (“Greystone”), Skilled Healthcare Group, Inc., a Delaware corporation (“Sonoma”), and the other parties appearing on the signature pages hereto (each a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, Greystone and Sonoma, have entered into a Purchase and Contribution Agreement, dated as of the date hereof (as the same may be amended or supplemented, the “Purchase Agreement”), pursuant to which, among other things, through a series of transactions the businesses, assets and liabilities of Greystone and Sonoma will be combined;

WHEREAS, capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement;

WHEREAS, each Stockholder is currently a holder of shares of Sonoma Class B Stock (all shares so held or hereafter acquired, the “Subject Shares”); and

WHEREAS, as a condition to its willingness to enter into the Purchase Agreement, Greystone has requested that the Stockholders enter into this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

Section 1. Representations and Warranties of the Stockholders. Each Stockholder, severally and not jointly, hereby represents and warrants, as to itself, to Greystone as follows:

(a) Authority; Execution and Delivery; Enforceability. Such Stockholder has all requisite power and authority to execute this Agreement and to consummate the transactions contemplated hereby. The execution and delivery by such Stockholder of this Agreement and consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. Such Stockholder has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery of this Agreement by Greystone, this Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject, as to enforcement of remedies, to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the rights and remedies of creditors generally and to the effect of general principles of equity. The execution and delivery by such Stockholder of this Agreement do not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of such Stockholder under, any provision of any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Stockholder is a party or by which any properties or assets of such Stockholder are bound or, subject to the filings and other matters referred to in the next sentence, any provision of any Law applicable to such Stockholder or the properties or assets of such Stockholder. No consent, approval, order, authorization or permit of, or registration, declaration or filing with, or notification to, any Governmental Authority is required to be obtained or made by or with respect to such Stockholder in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than such reports under Sections 13(d) and 16 of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby.

(b) The Subject Shares. Such Stockholder is the record and beneficial owner of, and has good and valid title to, its Subject Shares, free and clear of any Liens. Such Stockholder has the sole right to vote such Subject Shares, and none of such Subject Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of such Subject Shares, except for that certain Investor Stockholders Agreement dated December 27, 2005 or as contemplated by this Agreement.

Section 2. Covenants of the Stockholders. Each Stockholder, severally and not jointly, covenants and agrees as follows:

(a) Such Stockholder shall deliver the Written Consent pursuant to Section 228 of the DGCL.

(b) Such Stockholder shall not (i) sell, transfer, pledge, encumber, assign or otherwise dispose of (including by gift) (collectively, “Transfer”) or, other than this Agreement, enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the Transfer of, any of such Stockholder’s Subject Shares to any person (other than pursuant to the Purchase Agreement and the Ancillary Agreements) unless the transferee is an Affiliate of such Stockholder and assumes such Stockholder’s obligations under this Agreement, (ii) convert such Stockholder’s Subject shares into shares of Sonoma Class A Stock or (iii) other than as expressly contemplated by the Purchase Agreement, enter into any new voting arrangement, whether by proxy, voting agreement or otherwise, with respect to any shares of Sonoma Common Stock, and shall not commit or agree to take any of the foregoing actions.

(c)

(i) Except as permitted by Section 4.02 of the Purchase Agreement, such Stockholder shall, and shall cause each of its Subsidiaries and Representatives to, immediately cease and cause to be terminated all existing discussions and negotiations with any person conducted heretofore with respect to any Competing Proposal. From and after the date of this Agreement until the earlier of the Closing or the date, if any, on which this Agreement is terminated, and except as otherwise provided for in this Agreement or the Purchase Agreement, such Stockholder agrees that it shall not (and shall not permit any of its Subsidiaries to), and that it shall use its reasonable best efforts to cause its Representatives not to, directly or indirectly: (i) solicit, initiate, cause or knowingly facilitate or encourage (including by way of furnishing information) the submission of any Competing Proposal; (ii) participate in any negotiations, or furnish to any person any information relating to Sonoma or any of its

Subsidiaries, in each case, knowingly in connection with a Competing Proposal; (iii) engage in discussions with any person in an effort to or attempt to facilitate or encourage a person to make a Competing Proposal; (iv) approve or recommend, or propose publicly to approve or recommend, any Competing Proposal; or (v) enter into any letter of intent, agreement, agreement in principle, memorandum of understanding or similar document or any agreement or commitment providing for any Competing Proposal.

(ii) Notwithstanding anything to the contrary in this Agreement, to the extent Sonoma is permitted to take any actions as set forth in Section 4.02 of the Purchase Agreement with respect to a Competing Proposal and such stockholder has not breached Section 2(c)(i), such Stockholder and its Representatives will be free to participate in any discussions or negotiations regarding such Competing Proposal (including, without limitation, any related stockholders’ consent or voting agreement) with the Person making such Competing Proposal and to otherwise take action to the extent Sonoma may take such action, provided that such action by such Stockholder and its Representatives would be permitted to be taken by Sonoma pursuant to Section 4.02(c) of the Purchase Agreement.

(iii) For purposes of this Section 2(c), Sonoma and its Representatives will be deemed not to be Representatives of any Stockholder. For the avoidance of doubt, nothing in this Section 2(c) shall affect in any way the obligations of any Person (including Sonoma) under Section 4.02 of the Purchase Agreement.

(iv) Notwithstanding the foregoing, the phrase “cause its Subsidiaries”, “not permit its Subsidiaries” or similar phrases in this Section 2(c) shall not include an obligation of such Stockholder to cause or not permit Sonoma or its Subsidiaries to take any such action.

(d) Prior to the Closing, such Stockholder shall consult with Greystone before issuing, and give Greystone the opportunity to review and comment upon, any press release or other public statements with respect to the Transactions or the Ancillary Transactions, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any securities exchange or securities quotation system.

(e) Such Stockholder hereby agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Sonoma, Greystone or any of their respective successors relating to the negotiation, execution and delivery of this Agreement or the Purchase Agreement or the consummation of the transactions contemplated hereby, the Transactions or any Ancillary Transaction (other than any claims against Greystone to the extent relating to or based upon any alleged breach by Greystone of this Agreement).

(f) In furtherance of this Agreement, such Stockholder hereby authorizes and instructs Sonoma to instruct its transfer agent to enter a stop transfer order with respect to all of the Subject Shares with respect to any Transfer not permitted hereunder, and Sonoma hereby agrees to so instruct its transfer agent.

(g) Such Stockholder hereby authorizes Sonoma and Greystone to publish and disclose in any announcement or disclosure required by the SEC and in the Information Statement information with respect to such Stockholder’s identity and ownership of the Subject Shares, this Agreement and such Stockholder’s obligations under this Agreement.

Section 3. Termination.

(a) This Agreement shall terminate with regard to each Stockholder upon the earliest of (i) the termination of this Agreement by the mutual written consent of Greystone and such Stockholder, (ii) the Closing and (iii) the termination of the Purchase Agreement in accordance with its terms.

(b) Notwithstanding the foregoing, (i) termination of this Agreement shall not prevent any party hereunder from seeking any remedies (at law or in equity) against any other party hereto for such party’s breach of this Agreement and (ii) Section 2(e) and Section 5 of this Agreement shall survive the termination of this Agreement. In no event shall any of the representations, warranties, covenants and other agreements in this Agreement (other than the covenants and other agreements set forth in Section 2(e) and Section 5), including any rights arising out of any breach of such representations, warranties, covenants and other agreements (other than the covenants and other agreements set forth in Section 2(e) and Section 5), survive the Closing.

Section 4. Additional Matters.

(a) Each Stockholder is executing this Agreement solely in its capacity as the record holder and beneficial owner of such Stockholder’s shares of Sonoma Common Stock, and nothing in this Agreement shall limit or otherwise restrict any officer or director of such Stockholder or any of its Affiliates from taking or not taking any action in his or her capacity as an officer of Sonoma or any Subsidiary of Sonoma or a member of the Sonoma Board (or any committee thereof) or the board of directors of any Subsidiary of Sonoma (or any committee thereof).

(b) From and after the Closing, solely for regulatory, financial reporting and Tax reporting and filing purposes of any of the Stockholders or their affiliates, for a period of seven (7) years after the Closing, Sonoma shall, and shall cause its Subsidiaries to, (i) retain the books and records relating to Sonoma and its Subsidiaries with respect to periods prior to the Closing in a manner reasonably consistent with the prior practice of Sonoma and its Subsidiaries, and (ii) upon reasonable advance notice and subject to applicable Law relating to the exchange of information (it being agreed that Sonoma shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which such Laws apply), Sonoma shall, and shall cause its Subsidiaries to, afford to the Stockholders and their respective Representatives, during normal business hours following the Closing Date, and in a manner as to not unreasonably interfere with the normal operation of Sonoma and its Subsidiaries, reasonable access to Sonoma’s and each of its Subsidiaries’ properties, books, Contracts and records, and to their officers, employees, accountants, counsel and other Representatives and, during such period Sonoma shall, and shall cause its Subsidiaries to, make available to the Stockholders all information concerning their businesses, properties and personnel as they may reasonably request for the purposes described above, provided, however, that such right shall not (x) apply to information related to any dispute between any Stockholder or its affiliates, on the one hand, and Sonoma or its Subsidiaries, on the other hand, (y) apply to information subject to an attorney-client privilege except if such privilege is shared with the requesting Stockholder or (z) cause Sonoma or any of its Subsidiaries to violate any applicable confidentiality obligations (it being further agreed that at the request of any Stockholder, Sonoma shall use its commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements). Any such request for access under this Section 4(b) shall be made to the Chief Financial Officer or General Counsel of Sonoma.

Section 5. General Provisions.

(a) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be deemed given (and shall be deemed to have been given upon receipt) if delivered personally or sent by overnight courier (providing proof of delivery) to Greystone or Sonoma in accordance with Section 8.02 of the Purchase Agreement and to any Stockholder at its address as set forth in Sonoma’s stock records (or at such other address for a party as shall be specified by like notice).

(c) Interpretation. When a reference is made in this Agreement to a Section or subsection, such reference shall be to a Section or subsection of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(d) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(e) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. This Agreement shall become effective against Greystone when one or more counterparts have been signed by Greystone and delivered to the Stockholders. This Agreement shall become effective against any Stockholder when one or more counterparts have been executed by such Stockholder and delivered to Greystone. Each party need not sign the same counterpart. Facsimile signatures or signatures received as a .pdf attachment to electronic mail shall be treated as original signatures for all purposes of this Agreement.

(f) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

(h) Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by Greystone without the prior written consent of the Stockholders or by any Stockholder without the prior written consent of Greystone, and any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permissible assigns.

(i) Expenses. All costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(j) Enforcement; Jurisdiction. The parties hereto agree that irreparable damage would occur and that they would not have any adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Chancery Court of the State of Delaware (or in the event, but only in the event, that such court does not have subject matter jurisdiction over such action or proceeding, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware) (such courts, the “Chosen Courts”), without proof of actual damages, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties irrevocably (i) submits itself to the exclusive jurisdiction of the Chosen Courts for the purpose of any litigation directly or indirectly based upon, relating to or arising out of this Agreement or the transactions contemplated hereby or the negotiation, execution or performance hereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from the Chosen Courts and (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the Chosen Courts. Each of the parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any litigation with respect to this Agreement, (x) any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 5(j), (y) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (z) to the fullest extent permitted by the applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Each of the parties hereby irrevocably consents to service being made through the notice procedures set forth in Section 5(b) and agrees that service of any process, summons, notice or document by personal delivery pursuant to the provisions set forth in Section 5(b) shall be effective service of process for any litigation in connection with this Agreement. Nothing in this Section 5(j) shall affect the right of any party to serve legal process in any other manner permitted by Law.

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IN WITNESS WHEREOF, each party has duly executed this Agreement, all as of the date first written above.

FC-GEN Operations Investment, LLC

By:	/s/ Thomas DiVittorio
Name: Thomas DiVittorio
Title: Chief Financial Officer

Skilled Healthcare Group, Inc.

By:	/s/ Robert H. Fish
Name: Robert H. Fish
Title: Chief Executive Officer

[Signature Pages to Support Agreement]

Onex Real Estate Holdings III Inc.

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc Title: Vice President

By:	/s/ Donald F. West
Name: Donald F. West Title: Vice President

Onex Partners LP

By: Onex Partners GP LP, its General Partner By: Onex Partners Manager LP, its Agent By: Onex Partners GP ULC, its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Senior Managing Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Vice President and Secretary

Onex US Principals LP

By:	Onex American Holdings GP LLC, its General Partner

By:	/s/ Robert M. Le Blanc
Name: Robert M. Le Blanc
Title: Director

By:	/s/ Donald F. West
Name: Donald F. West
Title: Director

[Signature Pages to Support Agreement]